MAIL STOP 3561

      September 19, 2005

James P. Wilson, Chief Executive Officer
JK Acquisition Corp.
1775 Broadway, Ste. 604
New York, NY  10019

      Re:	JK Acquisition Corp.
   Amendment No. 4 to Registration Statement on
   Form S-1
   Filed August 12, 2005
   File No. 333-125211

Dear Mr. Wilson,

      In addition to the comments contained in our letter dated
August 23, 2005, please address the following comments before filing your next amendment:

1. We note that a substantial portion of the underwriter`s compensation will be deferred and payable out of the trust funds upon the consummation of a business combination. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end.

2. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained discussed in your principal stockholders section.

3. Because the deferred underwriter`s compensation will be held in the trust account, please revise your disclosure in the appropriate section to clarify if the deferred compensation will be included as net tangible assets when calculating the 80 percent fair value requirement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Fred Stovall
	Fax #  (214) 758-1550

Jeffrey Davidson, Chief Executive Officer
JK Acquisitions Corp.
September 19, 2005
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